Exhibit 99.1

Press Release

Jean-Paul Kress to join Sanofi’s Board of Directors

Paris, December 19, 2024. Sanofi’s Board of Directors is pleased to welcome Jean-Paul Kress as an independent director as of January 1, 2025, replacing Gilles Schnepp who has decided to leave the Board at the end of 2024. Jean-Paul Kress will hold his position for the remainder of Gilles Schnepp’s term of office and his appointment will be subject to ratification at the next Ordinary Shareholders’ Meeting of Sanofi.

Jean-Paul Kress, M.D., served as the CEO of MorphoSys from 2019 until it was acquired by Novartis in 2024. He led the company in its mission – More life for people with cancer – and has spearheaded its transformation into a global biopharmaceutical company developing and commercializing novel cancer medicines. Prior to this, Jean-Paul Kress was the CEO of Syntimmune, where he sharpened the company’s focus on late-stage clinical development in auto-immune diseases until the company’s acquisition by Alexion. He has also held several senior leadership roles at other pharmaceutical companies in the US and in Europe. Jean-Paul Kress served as Chairman of the Board of Directors at ERYTECH Pharma and was a member of Sarepta Therapeutics’ Board of Directors. He received his M.D. from Faculté Necker-Enfants Malades in Paris and Master of Sciences in molecular and cellular pharmacology from Ecole normale supérieure (Ulm) in Paris.

Frédéric Oudéa

Chairman of the Board of Directors

“I extend my heartfelt gratitude to Gilles Schnepp for his unwavering dedication to the Board, and particularly his pivotal contribution to the evolution of the company’s governance in 2023. The Board is delighted to welcome Jean-Paul Kress as its newest director. With over 30 years of diverse executive experience in the pharmaceutical sector, spanning large corporations and biotech firms, Jean-Paul brings exceptional global expertise to the Board. His insights will be invaluable in guiding the company’s ongoing strategic evolution in the biopharmaceutical field.”

Regarding the organization of the Board Committees, Patrick Kron will take over as Chairman of the Appointments, Governance and CSR Committee and Jean-Paul Kress will join the Strategy Committee and the Scientific Committee.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across the world, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Léo Le Bourhis | + 33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Timothy Gilbert | + 1 516 521 2929 | timothy.gilbert@sanofi.com

Investor Relations

Thomas Kudsk Larsen |+ 44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | + 33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Keita Browne | + 1 781 249 1766 | keita.browne@sanofi.com

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Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Tarik Elgoutni | + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Thibaud Châtelet | + 33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

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